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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               HOST FUNDING, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   441072 10 5
                                 (CUSIP Number)

                                 Michael McNulty
                             Chief Executive Officer
                               Host Funding, Inc.
                              1025 Prospect Avenue
                                    Suite 350
                               La Jolla, CA 92037
                                  619-456-6070
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 22, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 441072 10 5                                         Page 2 of 9 Pages

1.       Name of Reporting Person - Guy E. Hatfield
         S.S. or I.R.S. Identification No. of Above Person

2.       Check the Appropriate Box if a Member of a Group*              (a) / /
         N/A                                                            (b) / /

3.       SEC Use Only

4.       Source of Funds* - PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(E)
         / /

6.       Citizenship or Place of Organization - U.S.

                       NUMBER OF SHARES BENEFICIALLY OWNED
                          BY EACH REPORTING PERSON WITH

7.       Sole Voting Power - 0

8.       Shared Voting Power - 413,737

9.       Sole Dispositive Power - 0

10.      Shared Dispositive Power - 413,737


11.      Aggregate Amount Beneficially Owned by Each Reporting Person -
         413,737

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13.      Percent of Class Represented by Amount in Row (11) - 35%

14.      Type of Reporting Person* - IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D

CUSIP No. 441072 10 5                                         Page 3 of 9 Pages

1.       Name of Reporting Person - Dorothy Hatfield
         S.S. or I.R.S. Identification No. of Above Person

2.       Check the Appropriate Box if a Member of a Group*              (a) / /
         N/A                                                            (b) / /

3.       SEC Use Only

4.       Source of Funds* - PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(E)
         / /

6.       Citizenship or Place of Organization - U.S.

                       NUMBER OF SHARES BENEFICIALLY OWNED
                          BY EACH REPORTING PERSON WITH

7.       Sole Voting Power - 0

8.       Shared Voting Power - 413,737

9.       Sole Dispositive Power - 0

10.      Shared Dispositive Power - 413,737

11.      Aggregate Amount Beneficially Owned by Each Reporting Person -
         413,737

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13.      Percent of Class Represented by Amount in Row (11) - 35%

14.      Type of Reporting Person* - IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No. 441072 10 5                                         Page 4 of 9 Pages

1.       Name of Reporting Person - All American Group, Ltd.
         S.S. or I.R.S. Identification No. of Above Person

2.       Check the Appropriate Box if a Member of a Group*             (a) / /
         N/A                                                           (b) / /

3.       SEC Use Only

4.       Source of Funds* - PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(E)
         / /

6.       Citizenship or Place of Organization - Delaware

                       NUMBER OF SHARES BENEFICIALLY OWNED
                          BY EACH REPORTING PERSON WITH

7.       Sole Voting Power - 0

8.       Shared Voting Power - 60,000

9.       Sole Dispositive Power - 0

10.      Shared Dispositive Power - 60,000


11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         60,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13.      Percent of Class Represented by Amount in Row (11) - 5%

14.      Type of Reporting Person* - PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 5 of 9 Pages

ITEM 1                     SECURITY AND ISSUER

         On April 17, 1996, Host Funding, Inc., a Maryland corporation (the "Issuer" or the "Company") completed its initial public offering (the "Public Offering") in which the Company sold 500,000 shares of its Class A Common Stock. Prior to the Public Offering, Mr. Guy E. Hatfield, Mrs. Dorothy Hatfield and All American Group, Ltd. (the "Hatfield Affiliates") owned 100 shares of the Company's initial common stock (the "Initial Shares") representing 100% of the Company's securities. Upon the closing of the Public Offering on April 22, 1996, the Hatfield Affiliates exchanged (the "Hatfield Exchange") the Initial Shares for 410,000 shares of Class A Common Stock, 140,000 shares of Class B Common Stock, and 140,000 shares of Class C Common Stock.

         The Class B Common Stock is convertible into Class A Common Stock upon the payment of dividends to the holders of the Class B Common Stock for a period of thirty six (36) consecutive months. The Class C Common Stock is convertible into the Class A Common Stock beginning on January 1, 1997. Therefore, the Class B and Class C Common Stock is not included in the number of shares of Class A Common Stock included in this Schedule 13D.

         Also on April 22, 1996, the Company acquired the Mission Bay Super 8 hotel (the "Mission Bay Acquisition") from Mission Bay Super 8, Ltd., a California limited partnership. Mr. and Mrs. Hatfield received 3,737 shares of the Company's Class A Common Stock in the Mission Bay Acquisition.

         The name and address of the principal executive office of the Company are set forth below:

                           Host Funding, Inc.
                           1025 Prospect Ave., Suite 350
                           La Jolla, CA  92037

ITEM 2            IDENTITY AND BACKGROUND

         The following is the identity and background of the persons filing this statement:

1.       GUY E. HATFIELD
         (A) Name:                     Guy E. Hatfield
         (B) Business Address:         All American Group Inc./Hatfield Inn Inc.
                                       P.O. Box 891540
                                       Temecula, CA  92589

         (C) Principal Occupation:     President of company which owns &
                                       operates hotels
                                       All American Group Inc./Hatfield Inn Inc.
                                       P.O. Box 891540
                                       Temecula, CA 92589


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                                                              Page 6 of 9 Pages

         (D) Mr. Hatfield has never been convicted in a criminal proceeding.

         (E) Mr. Hatfield has never been a party to a civil proceeding in which he was subject to a judgment, decree or final order which enjoined him from future violations of state or federal securities laws.

         (F) Mr. Hatfield is a citizen of the United States.

2.  DOROTHY HATFIELD

         (A) Name:                     Dorothy Hatfield

         (B) Business Address:         All American Group Inc./Hatfield Inn Inc.
                                       P.O. Box 891540
                                       Temecula, CA  92589

         (C) Principal Occupation:     Officer of company which owns &
                                       operates hotels
                                       All American Group Inc./Hatfield Inn Inc.
                                       P.O. Box 891540
                                       Temecula, CA 92589

         (D) Mrs. Hatfield has never been convicted in a criminal proceeding.

         (E) Mrs. Hatfield has never been a party to a civil proceeding in which she was subject to a judgment, decree or final order which enjoined her from future violations of state or federal securities laws.

         (F) Mrs. Hatfield is a citizen of the United States.

3.       ALL AMERICAN GROUP, LTD.

         (A) Name:                     All American Group, Ltd.
             State of Formation:       Delaware

         (B) Business Address:         All American Group, Ltd.
                                       P.O. Box 891540
                                       Temecula, CA  92589

         (C) Principal Business:       Ownership & Operation of Hotels
                                       All American Group, Ltd.
                                       P.O. Box 891540
                                       Temecula, CA  92589

         (D) All American Group, Ltd. has never been convicted in a criminal proceeding.

         (E) All American Group, Ltd. has never been a party to a civil proceeding in which


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                                                              Page 7 of 9 Pages

             it was subject to a judgment, decree or final order which enjoined it from future violations of state or federal securities laws.

ITEM 3       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Hatfield Affiliates received the Initial Shares in exchange for their contribution to the Company of four Super 8 hotels on April 1, 1995. On April 22, 1996, the Hatfield Affiliates exchanged the Initial Shares for 410,000 shares of Class A Common Stock, 140,000 shares of Class B Common Stock, and 140,000 shares of Class C Common Stock. The transaction was a stock-for-stock exchange and there was no exchange of money or other consideration.

         Also on April 22, 1996, Mr. and Mrs. Hatfield received 3,737 shares of the Company's Class A Common Stock in exchange for their interests in Mission Bay Super 8, Ltd., a California limited partnership.

ITEM 4            PURPOSE OF TRANSACTION

         The Hatfield Affiliates acquired the Company's securities as part of a series of transactions (the "Formation Transactions") which constituted the first stage of the Company's growth strategy. As described above, the Company closed its initial Public Offering on April 22, 1996 and the Hatfield Exchange was part of the Formation Transactions.

         The Hatfield Affiliates have no current plan to acquire additional shares of the Company's Common Stock. On April 22, 1996, the Hatfield Affiliates entered into a holdback agreement (the "Holdback Agreement") with the Company whereby the Hatfield Affiliates agreed not to sell or otherwise dispose of any of the securities owned by the Hatfield Affiliates for a period of 12 months (a copy of the Holdback Agreement is attached hereto as Exhibit A).

         None of the Hatfield Affiliates have any plans or proposals which would relate to or result in:

         a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         d. Any change in the present board of trustees or management of the Company including any plans or proposals to change the number or terms of board of directors or to fill any existing vacancies on the board;


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                                                              Page 8 of 9 Pages

         e. Any material change in the present capitalization or distribution policy of the Company;

         f. Any other material change in the Company's business or corporate structure;

         g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         h. Causing a class of securities of the Company to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         j.       Any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         a. Mr. and Mrs. Hatfield currently hold 413,737 shares, which represents 35% of the Company's issued and outstanding Class A Common Stock. All American Group, Ltd. currently holds 60,000 shares, which represents 5% of the Company's issued and outstanding Class A Common Stock.

         b. Mr. and Mrs. Hatfield have shared power to vote or dispose of their shares. Mr and Mrs. Hatfield have shared power to vote or dispose of the 60,000 shares held by All American Group, Ltd.

         c. Other than the Hatfield Exchange and the shares received as a result of the Mission Bay Acquisition, no transactions in the shares owned by the Hatfield Affiliates have been effected in the last 60 days.

         d. No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Hatfield entered into the Holdback Agreement with the Company pursuant to which the Hatfield Affiliates have agreed not to directly or indirectly, offer, sell, contract to sell, grant


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                                                              Page 9 of 9 Pages

any option to purchase or otherwise in any manner, transfer all or a portion of their shares until April 22, 1997.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits to this statement:

         1. Holdback Agreement between the Hatfield Affiliates and La Jolla Securities Corporation dated April 22, 1996.


                                       SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.


July 1, 1996                           /S/ GUY E. HATFIELD
                                       -------------------------------
                                       Guy E. Hatfield


                                       /S/ DOROTHY HATFIELD
                                       -------------------------------
                                       Dorothy Hatfield


                                       ALL AMERICAN GROUP, LTD.
                                       a Delaware limited partnership

                                       /S/ GUY E. HATFIELD
                                       -------------------------------
                                       By:  All American Group, Inc.
                                       Its: General Partner
                                             By:  Guy E. Hatfield
                                             Its:  President


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                                    Exhibit 1
                               HOLD-BACK AGREEMENT

         THIS HOLD-BACK AGREEMENT ("Agreement") is entered into by and between GUY HATFIELD, acting on behalf of himself and the Hatfield Affiliates ("Hatfield"), and LA JOLLA SECURITIES CORPORATION ("La Jolla") as of this 22nd day of April 1996. The term "Hatfield Affiliates" shall have the same meaning as ascribed to it in that certain Registration Statement on Form S-11, as amended (SEC File No. 33-92772), filed by Host Funding, Inc., a Maryland corporation (the "Company").

                                 R E C I T A L S

         WHEREAS, the Company proposes to offer and sell (the "Offering") up to 500,000 shares of Class A common stock, $.01 par value, to La Jolla and certain other underwriters pursuant to an Underwriting Agreement between the Company and La Jolla dated April 17, 1996 ("Underwriting Agreement").

         WHEREAS, Section 3(r) of the Underwriting Agreement provides as follows:

         (r) The Company shall arrange for each of its officers, directors and affiliates of the Company to agree in writing not to sell any shares of the Common Stock of the Company for a period of one (1) year from the effective date of the Registration Statement. Notwithstanding the foregoing, Guy and Dorothy Hatfield ("Hatfield") shall be entitled to pledge their securities ("Collateral Shares") of the Company as collateral for any indebtedness they have incurred or may incur, and in the event of their default under the terms of such indebtedness neither the foreclosure on the Collateral Shares or their resale by the pledgee shall be a breach of this paragraph (r).

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:


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1.       Limitation on Resale: Effective Date for Limitation Period. Hatfield
         agrees, on behalf of himself and the Hatfield Affiliates, to and will not sell, transfer or otherwise dispose of any portion of the Shares ("Shares") owned by him and the Hatfield Affiliates during 12 month period commencing on the date of this Agreement, unless La Jolla otherwise consents in writing.

2.       Additional Covenants. Hatfield further covenants and agrees to cause:

         A. A notice to be placed on the face of each certificate representing the Shares covered by the terms of this Agreement stating that the transfer of the stock evidenced by the certificate is restricted in accordance with the conditions set forth on the reverse side of the certificate.

         B. A typed legend to be placed on the reverse side of each stock certificate representing the Shares covered by this Agreement which states that the sale or transfer of shares evidenced by the certificate is subject to certain restrictions until April 22, 1997 pursuant to an agreement between the holder and La Jolla Securities Corporation, which Agreement is on file with the Company and the stock transfer agent and is available upon request and without charge.

3. Termination, Modification, Revocation or Rescission. This Agreement shall not be terminated, revoked, rescinded or modified in any respect without the prior written approval of the parties.

4. Effectiveness of this Agreement. This Agreement shall become effective upon the closing of the transactions under the Underwriting Agreement.



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        IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

                                   "HATFIELD"


                                   /S/ GUY HATFIELD
                                   --------------------------------------------
                                   Guy Hatfield, on behalf of himself and the
                                   Hatfield Affiliates


                                   "La Jolla"

                                   La Jolla Securities Corporation


                                   By: /S/ BRUCE BIDDICK
                                       ----------------------------------------
                                       Bruce Biddick, President


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